Exhibit 1

Joint Filing Statement

Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on this Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: March 10, 2011

/s/ Miriam Blech
Miriam Blech

River Charitable Remainder Unitrust f/b/o Isaac Blech

By:	/s/ Isaac Blech

Name:	Isaac Blech
Title:	Trustee

/s/ Isaac Blech
Isaac Blech